EXHIBIT 12.1

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	For The Year Ended December 31,										For the Three Months Ended
	2001		2002		2003		2004		2005		March 31, 2006
Earnings Available For Fixed Charges:
Income from continuing operations before income taxes and cumulative effect of change in accounting principles	$430,010		$621,497		$740,854		$696,254		$652,049		$(36,495)
Add: minority interest losses (income) in consolidated subsidiaries	170		126		345		(93)		142		48
Add:
Interest expense	155,132		113,897		80,577		77,764		76,490		15,203
Appropriate portion of rents (A)	14,923		16,615		16,627		18,831		20,475		5,397

Earnings available for fixed charges	$600,235		$752,135		$838,403		$792,756		$749,156		$(15,847)

Fixed Charges:
Interest expense	$155,132		$113,897		$80,577		$77,764		$76,490		$15,203
Capitalized interest	6		43		—		—		—		—
Appropriate portion of rents (A)	14,923		16,615		16,627		18,831		20,475		5,397

Fixed charges	$170,061		$130,555		$97,204		$96,595		$96,965		$20,600

Ratio of earnings to fixed charges	3.53	X	5.76	X	8.63	X	8.21	X	7.73	X	(B )

(A)	Portion of rental expenses which is deemed representative of an interest factor, which is one-third of total rental expense.
(B)	Due to Mattel’s loss for the three months ended March 31, 2006, the ratio coverage was less than 1:1. Mattel would have needed to generate additional earnings of approximately $36.45 million to achieve a coverage of 1:1.